Enabling the Next Generation of Advanced Manufacturing

SONO•TEK Corporation
2026 Annual Report

High volume automated platforms provide scalable solutions for customers transitioning from R&D to production using the same core ultrasonic coating technology.

Customized automation includes continuous loop, single or dual directional conveyor, substrate handling and positioning, temperature controls, curing stations, and other functions.

Dear Shareholders,

This past year marked another period of meaningful progress for Sono-Tek as we continued to strengthen our position as a global leader in precision thin film coating technologies. Our focus on innovation, disciplined execution, and expansion into high-growth, high-value markets has enabled us to deliver solid performance while laying the groundwork for sustained long-term growth.

Sono-Tek operates at the intersection of advanced manufacturing and material science, providing advanced coating platforms that enable our customers to transition from product development and pilot production to scalable manufacturing.

Across a broad range of industries—including semiconductors, medical devices, consumer electronics, advanced energy, and industrial applications—our proprietary ultrasonic coating technology delivers highly uniform, repeatable, and material-efficient coating processes. As product designs become more sophisticated and manufacturing requirements more demanding, our systems play an increasingly important role in helping customers improve performance, increase yields, and accelerate commercialization.

Financial and Operational Performance - Over the past year, we delivered strong financial results driven by healthy demand across our core markets and continued success in executing our strategic initiatives. Revenue growth was supported by increased system sales in a mix of higher-complexity applications, and expanding adoption of high volume coating systems among both new and existing customers. At the same time, we maintained a disciplined approach to cost management, resulting in improved operational efficiency and profitability.

Operationally, we enhanced our production capabilities and streamlined our processes to support higher throughput and shorter lead times. These improvements allowed us to meet rising customer demand and reinforced our reputation for reliability and precision.

Strategic Growth and Market Expansion - Our strategy remains centered on targeting markets where our technology provides clear and differentiated value. In the semiconductor industry, we are increasingly supporting advanced packaging and wafer-level applications, where uniformity and material efficiency are essential. As chip architectures become more complex, our coating solutions are well-positioned to address evolving manufacturing challenges.

The medical device sector remains a cornerstone of our growth strategy, with strong performance in FY 2026. Our coating systems are widely used in the production of implantable and diagnostic devices, where consistency, repeatability, and regulatory compliance are paramount. We continue to deepen relationships with key industry players in the development of life-saving technologies.

In portable electronics, demand for smaller, lighter, and more powerful devices continues to drive innovation. Sono-Tek systems enable precise application of functional coatings that enhance performance while minimizing material waste—an increasingly important consideration for leading manufacturers.

Other markets to note include advanced energy and glass coating applications. In advanced energy, our technology supports the production of fuel cells, electrolyzers, and advanced solar products, where coating uniformity, process control, and material efficiency are essential. We continue to work with leading manufacturers developing next-generation energy technologies, reinforcing the versatility and value of our coating platforms across a broad range of applications.

Functional and protective coatings applied to glass substrates also remain an important contributor to our business. These applications benefit from our ability to deliver highly uniform coatings with exceptional material efficiency, enabling enhanced performance and durability across a variety of industrial and specialty glass products.

Innovation and Technology Leadership - Innovation remains at the core of everything we do. We continue to invest in research and development to enhance our product offerings and address increasingly complex customer requirements. Our ability to deliver highly controlled, repeatable, and scalable coating machinery sets us apart in the marketplace. During the past year, we continued to expand our application expertise, further strengthening our competitive advantage. By working closely with customers, we are able to develop solutions that meet current needs and also anticipate future transition to higher volume manufacturing.

Looking Ahead - We remain optimistic about the opportunities ahead. The industries we serve are experiencing rapid technological advancement, and the demand for precision coating solutions is growing in both scale and complexity. Sono-Tek is well positioned to capitalize on these trends.

We will continue to focus on expanding our presence in key markets, advancing our technology platform, and delivering exceptional value to our customers. At the same time, we remain committed to operational excellence and prudent financial management.

Our confidence in the future is grounded in the strength of our team, the quality of our technology, and the trust of our customers and shareholders. Together, these elements form the foundation of our long-term success.

On behalf of the entire Sono-Tek team, we would like to thank you for your continued support and confidence in our vision.

With appreciation,

Dr. Christopher L. Coccio, *Executive Chairman*   R. Stephen Harshbarger, *President and CEO*

SONO•TEK Corporation

Financial Highlights



Sono-Tek's OMNIbot six-axis robot platform enables coating of complex 3-dimensional surfaces and fine curves with micron thin layers using ultrasonic spray.

Net Income
$ in Millions



2020	2021	2022	2023	2024	2025	2026
$1.1	$1.1	$1.5*	$0.6	$1.4	$1.3	$1.8

FISCAL YEAR

Excludes PPP loan, forgiven in Q1 FY2022

Backlog at Fiscal Year End
$ in Millions



2020	2021	2022	2023	2024	2025	2026
$3.5	$3.8	$5.3	$8.5	$9.1	$8.7	$9.1

FISCAL YEAR

Revenue
$ in Millions



2020	2021	2022	2023	2024	2025	2026
$15.3	$14.8	$17.1	$15.1	$19.7	$20.5	$20.9

FISCAL YEAR

Stockholders' Equity
$ in Millions



2020	2021	2022	2023	2024	2025	2026
$9.8	$11.0	$13.7	$14.6	$16.3	$17.8	$19.8

FISCAL YEAR

Cash, Cash Equivalents & Marketable Securities
$ in Millions



2020	2021	2022	2023	2024	2025	2026
$7.9	$8.7	$10.7	$11.4	$11.8	$11.9	$14.8

FISCAL YEAR

Gross Margin



2020	2021	2022	2023	2024	2025	2026
48%	47%	50%	51%	50%	48%	51%

FISCAL YEAR



Medical diagnostic devices are coated using Sono-Tek ultrasonic coating systems, providing precise thin film layers that are often not possible with other coating technologies.

FIVE YEAR PERFORMANCE HIGHLIGHTS

Fiscal Calendar: March 1st - February 28th

($ in thousands, except per share data)	FY 2026	FY 2025	FY 2024	FY 2023	FY 2022
Net Sales	$ 20,909	$ 20,504	$ 19,700	$ 15,058	$ 17,133
Gross Profit	$ 10,560	$ 9,739	$ 9,845	$ 7,652	$ 8,613
Gross Margin	51%	48%	50%	51%	50%
Selling, General and Administrative Expense	$ 6,181	$ 6,005	$ 5,776	$ 4,819	$ 4,994
% of Sales	29.6%	29.3%	29.3%	32%	29.1%
Research and Product Development Expense	$ 2,554	$ 2,724	$ 2,886	$ 2,150	$ 1,730
% of Sales	12.2%	13.3%	14.7%	14.3%	10.1%
Operating Income	$ 1,825	$ 1,010	$ 1,182	$ 683	$ 1,889
Operating Margin	9%	5%	6%	4.5%	11.0%
Net Income	$ 1,806	$ 1,273	$ 1,441	$ 636	$ 1,543*
Diluted Earnings Per Share	$ 0.11	$ 0.08	$ 0.09	$ 0.04	$ 0.10
Weighted Average Shares Outstanding - Diluted	15,734	15,770	15,774	15,769	15,623
Year End Financial Position					
Cash, Cash Equivalents and Marketable Securities	$ 14,809	$ 11,930	$ 11,847	$ 11,445	$ 10,709
Total Assets	$ 26,421	$ 23,412	$ 23,132	$ 20,175	$ 17,626
Total Debt (Long Term)	$ 0	$ 0	$ 0	$ 0	$ 0
Stockholders' Equity	$ 19,774	$ 17,792	$ 16,279	$ 14,634	$ 13,741
Book Value Per Share	$ 1.26	$ 1.13	$ 1.03	$ 0.93	$ 0.88
Other Year End Data					
Depreciation and Amortization	$ 669	$ 701	$ 597	$ 511	$ 436
Capital Expenditures	$ 225	$ 469	$ 795	$ 556	$ 327

Excludes PPP loan, forgiven in Q1 FY2022

SONO•TEK Corporation

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, news releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations and could cause actual results to differ materially. These factors include, among other considerations, general economic and business conditions; political, regulatory, tax, competitive and technological developments affecting our operations or the demand for our products; inflationary and supply chain pressures; international hostilities, including war with Iran; the recovery of the Electronics/Microelectronics and Medical markets; maintenance of increased order backlog; the imposition of tariffs; timely development and market acceptance of new products and continued customer validation of our coating technologies; adequacy of financing; capacity additions, the ability to enforce patents; maintenance of operating leverage; consummation of order proposals; completion of large orders on schedule and on budget; continued sales growth in the medical and alternative energy markets; successful transition from primarily selling ultrasonic nozzles and components to a more complex business providing complete machine solutions and higher value subsystems; and realization of quarterly and annual revenues within the forecasted range of sales guidance.

We undertake no obligation to update any forward-looking statement.

Sono-Tek Corporation Fiscal Year 2026 Highlights (compared with fiscal 2025 unless otherwise noted)

We refer to the twelve-month periods ended February 28, 2026 and February 28, 2025 as fiscal 2026 and fiscal 2025, respectively.

- **Net Sales:** Record $20.9 million, up 2% from $20.5 million in fiscal 2025, reflecting continued demand for high average selling price ("ASP") production systems and growth in the Medical and Electronics/Microelectronics markets.
- **Gross Profit:** $10.6 million, an increase of $821k or 8% from the prior year. Gross profit percentage increased to 51% from 48%, driven by favorable product mix and a higher concentration of domestic system shipments.
- **Operating Income:** Increased $815,000 to $1.82 million compared to $1.01 million in fiscal 2025, reflecting improved operating leverage and higher-margin system sales.
- **Net Income:** $1.8 million, up 42% from $1.27 million in fiscal 2025, reflecting strong margin expansion and improved profitability.
- **Backlog:** Equipment and service-related backlog of $9.12 million at fiscal year-end, up from $8.67 million in the prior year.
- **Geography:** US/Canada sales increased 12% or $1.4 million, driven by increased shipments of high-ASP production systems and a greater concentration of domestic revenue.
- **Product Categories:** Integrated Coating Systems increased 91% or $3.37 million, driven by shipments of multiple high-ASP production systems. Fluxing Systems increased 53% or $246K. Multi-Axis Systems decreased 25% or -$2.62 million, primarily due to reduced demand in electrolysis-related applications.
- **End Markets:** Medical increased 54% or $1.75 million driven by strong demand across drug eluting balloon coating, stent, and diagnostic applications. Electronics/Microelectronics increased 16% or $864K. Alternative/Clean Energy declined 19% or -$1.86 million, primarily due to reduced electrolysis-related demand driven by government policy changes, partially offset by strong solar system shipments.
- **Balance Sheet:** No outstanding debt as of February 28, 2026, with cash, cash equivalents, and marketable securities totaling $14.8 million, compared to $11.9 million at the prior year-end.
- **Other Income:** Interest income, dividend income, and unrealized losses on marketable securities totaled $442K, down $82K due to a slight reduction in interest rates and a decrease in unrealized gains.

Market and Geographic Diversity

We have invested significant resources to enhance our market diversity. By leveraging our core ultrasonic coating technology, we have expanded our portfolio of products, the industries we serve, and the countries in which we sell our products.

Today, we serve five industries: microelectronics/electronics, medical, alternative/clean energy, industrial markets, and emerging research and development and other.

We are a geographically diverse company with a presence either directly or through distributors and trade representatives in the United States and Canada, EMEA (Europe, Middle East and Africa), APAC (Asia Pacific) and Latin America (including Mexico). In fiscal 2026, approximately 33% of sales originated outside of the United States and Canada.

We have an established infrastructure of application process development laboratories located at our distributor sites in Japan, China, Germany, Singapore, South Korea and our home office in New York. These laboratories are equipped with Sono-Tek systems and technical personnel to conduct customer demonstrations and process development for new coating applications that our customers bring to us. Our engineering, service and sales teams all continue to grow as we expand our addressable markets and enhance our product line to include larger more sophisticated machinery and systems with increased capabilities.

We believe that the new products we have introduced, the new markets we have penetrated, and the expanded regions in which we now sell our products, are a strong foundation for our future sales growth and enhanced profitability.

<u>Results of Operations</u>

Sales and Gross Profit:

| | Fiscal Year Ended | | | |
	February 28, 2026	February 28, 2025	Change $	%
Net Sales	$20,909,000	$20,504,000	$ 405,000	2%
Cost of Goods Sold	10,349,000	10,765,000	(416,000)	(4%)
Gross Profit	$10,560,000	$ 9,739,000	$ 821,000	8%
Gross Profit %	51%	48%		

Gross profit increased $821,000, or 8% to $10,560,000 for fiscal 2026 compared with $9,739,000 in fiscal 2025. The gross profit percentage increased to 51% for fiscal 2026, compared to 48% for fiscal 2025.

In fiscal 2026 the increase in the gross profit percentage was influenced by product mix, including a favorable mix of mature high ASP systems with reduced manufacturing costs. In addition, sales to the United States were strong, which carry fewer distributor related expenses.

Product Sales:

| | Twelve Months Ended | | | | | |
	February 28, 2026	% of Total	February 28, 2025	% of Total	Change $	%
Fluxing Systems	$ 713,000	3%	$ 467,000	2%	$ 246,000	53%
In-Line Coating Systems	7,070,000	34%	3,703,000	18%	3,367,000	91%
Multi-Axis Coating Systems	8,055,000	39%	10,678,000	52%	(2,623,000)	(25%)
OEM Systems	1,210,000	6%	1,484,000	7%	(274,000)	(18%)
Other	3,861,000	18%	4,172,000	21%	(311,000)	(7%)
TOTAL	$ 20,909,000		$ 20,504,000		$ 405,000	2%

Total sales for fiscal year 2026 increased by 2%, driven primarily by significant growth in Integrated Coating Systems and Fluxing Systems, partially offset by declines in Multi-Axis Coating Systems and other product categories.

In-Line Coating System sales increased by 91%, or $3,367,000, to $7,070,000 due to shipments of multiple high ASP production systems, including several systems delivered to a key customer in the solar energy market. This increase reflects continued success in transitioning customers from research and development systems to production-scale platforms.

Fluxing System sales increased 53%, or $246,000, to $713,000, primarily driven by increased demand in Asia.

Multi-Axis Coating System sales decreased by $2,623,000, or 25%, to $8,055,000, primarily due to reduced demand in electrolysis-related applications within the Alternative/Clean Energy market.

OEM System sales decreased 18%, or $274,000, to $1,210,000, and Other product sales declined 7%, or $311,000, to $3,861,000, reflecting normal variability in customer demand and order timing.

Overall, product mix in fiscal 2026 continued to shift toward higher-value, production-scale systems, consistent with the Company's strategic focus on expanding its portfolio of complex, high-ASP coating solutions.

Market Sales:

| | Twelve Months Ended | | | | | |
	February 28, 2026	% of Total	February 28, 2025	% of Total	Change $	%
Electronics/Microelectronics	$ 6,290,000	30%	$ 5,426,000	27%	$ 864,000	16%
Medical	5,004,000	24%	3,250,000	16%	1,754,000	54%
Alternative Energy	7,974,000	38%	9,838,000	48%	(1,864,000)	(19%)
Emerging R&D and Other	66,000	0%	67,000	0%	(1,000)	(1%)
Industrial	1,575,000	8%	1,923,000	9%	(348,000)	(18%)
TOTAL	$ 20,909,000		$ 20,504,000		$ 405,000	2%

Sales to the Medical market increased $1,754,000, or 54%, to $5,004,000 in fiscal 2026 compared to $3,250,000 in fiscal 2025. The increase was driven by strong demand for coating systems used in applications such as balloon catheter manufacturing, specialty stent coating needs, and custom medical device applications.

Electronics/Microelectronics sales increased $864,000, or 16%, to $6,290,000 in fiscal 2026 compared to $5,426,000 in fiscal 2025, reflecting continued demand for electrically active coatings for diagnostic-related applications.

Sales to the Alternative/Clean Energy market decreased $1,864,000, or 19%, to $7,974,000 in fiscal 2026 compared to $9,838,000 in fiscal 2025. The decrease was primarily attributable to reduced demand for electrolysis-related systems, influenced by reductions and eliminations of government incentives, partially offset by solar-related system shipments earlier in the fiscal year.

Industrial sales decreased $348,000, or 18%, to $1,575,000 in fiscal 2026 compared to $1,923,000 in fiscal 2025, reflecting continued variability in demand for industrial coating applications.

Emerging R&D and Other sales remained relatively unchanged and continue to represent an increasingly smaller portion of total revenue. As customer applications progress from development-stage activity to commercial adoption, the related revenue opportunity typically transitions into our larger addressable end markets, including Medical, Electronics/Microelectronics, Alternative/Clean Energy and Industrial.

Geographic Sales:

| | Twelve Months Ended | | Change | |
	February 28, 2026	February 28, 2025	$	%
U.S. & Canada	$13,946,000	$12,506,000	$ 1,440,000	12%
Asia Pacific (APAC)	2,630,000	2,758,000	(128,000)	(5%)
Europe, Middle East, Africa (EMEA)	3,742,000	4,431,000	(689,000)	(16%)
Latin America	591,000	809,000	(218,000)	(27%)
TOTAL	$20,909,000	$20,504,000	$ 405,000	2%

In fiscal 2026, approximately 67% of our sales were to US and Canadian customers. This is compared to 61% in fiscal 2025, reflecting a continued shift toward domestic, production-oriented customers and higher-value system shipments.

Sales in the United States and Canada increased $1,440,000, or 12%, to $13,946,000 in fiscal 2026 compared to $12,506,000 in fiscal 2025. This increase was driven by increased shipments of production systems with high ASPs, including significant system deliveries to a major solar customer, as well as a greater concentration of revenue from domestic customers where we benefit from lower distribution and logistical costs.

Sales in international markets declined, with Asia Pacific decreasing $128,000, or 5%, to $2,630,000, Europe, Middle East and Africa decreasing $689,000, or 16%, to $3,742,000, and Latin America decreasing $218,000, or 27%, to $591,000. These decreases reflect variability in regional demand and the timing of system shipments.

Operating Expenses:

| | Twelve Months Ended | | Change | |
	February 28, 2026	February 28, 2025	$	%
Research and product development	$ 2,554,000	$ 2,724,000	$ (170,000)	(6%)
Marketing and selling	3,525,000	3,678,000	(153,000)	(4%)
General and administrative	2,656,000	2,327,000	329,000	14%
Total Operating Expenses	$ 8,735,000	$ 8,729,000	$ 6,000	0%

Research and Product Development:

Research and product development costs decreased $170,000 to $2,554,000 for fiscal 2026 due to a decrease in salary associated with the departure of a senior engineer, a decrease in research and development materials, supplies, insurance expense and travel expenses. These decreases were partially offset by additional lab salaries.

Marketing and Selling:

Marketing and selling expenses decreased $153,000 to $3,525,000 for fiscal 2026 due to a decrease in salary expense, a decrease in travel and trade show expenses and a decrease in commission expense.

During fiscal 2026, we expended approximately $568,000 for travel and trade show expenses compared with $595,000 for the prior fiscal year, a decrease of $27,000. Our sales and marketing costs are variable, and a large portion of the costs are dependent upon trade shows and where geographically our sales are generated. We anticipate that our costs will increase in the future as we increase our trade show presence and the potential change in geographic origin of our sales from our in-house sales team to our external distributors.

In fiscal 2026, we expended approximately $635,000 for commissions as compared with $767,000 for the prior fiscal year, a decrease of $132,000. The decline was driven by a higher mix of sales closed directly by our in-house team. Our in-house team earns a consistent commission percentage on all sales. When sales are made through distributors or manufacturer representatives, we also incur their additional commissions (and related channel costs), which increase total selling costs. The shift toward direct sales reduced those third-party costs in the current period.

We expect our marketing and sales expenses to increase in fiscal 2027 as we invest in additional sales personnel, forward deployed engineering personnel, and programming talent to support new business opportunities, particularly those associated with production systems that have high ASPs to drive future growth.

General and Administrative:

General and Administrative (G&A) costs increased $329,000 to $2,656,000 for fiscal 2026 due to an increase in salaries, insurance expense, corporate expenses, stock-based compensation and other expenses. These increases were partially offset by a decrease in professional fees.

In fiscal 2026 stock-based compensation expense increased $69,000 to $317,000, compared with $248,000 in fiscal 2025. The increase in stock-based compensation expense in fiscal 2026 is due to option awards that were issued in the prior fiscal year. Option awards are expensed over three years based on vesting terms.

In the fourth quarter of fiscal 2024, we were notified by the State of California that we were required to collect sales tax on our shipments to customers in California. In connection with previous taxable sales, we collected approximately $86,000 of delinquent sales tax from our customers in fiscal 2025. As of February 29, 2024, on the basis of a preliminary analysis of our sales to our California customers commencing on April 1, 2019, we recorded an accrual in the amount of $138,000 for the estimated sales tax, penalties and interest that we may have been required to remit to the State of California.

In the second quarter of fiscal 2025, we filed all necessary sales tax returns with the State of California. Our net expense for sales tax and interest amounted to $72,000. In the second quarter of fiscal 2025, we reversed the remaining accrual of $66,000. This reversal is recorded in general and administrative expenses.

Operating Income:

Our operating income increased $815,000 or 81%, to $1,825,000 in fiscal 2026 compared with $1,010,000 for the prior fiscal year. Operating margin for fiscal 2026 increased to 9% compared with 5% in fiscal 2025. In fiscal 2026, the increase in gross profit was the key factor in the increase in operating income.

Interest and Dividend Income:

Interest and dividend income decreased $45,000 to $444,000 for fiscal 2026 as compared with $489,000 for the prior fiscal year, reflecting a minor reduction in interest rates earned on our cash balances in fiscal 2026. Our present investment policy is to invest excess cash in highly liquid, low risk US Treasury securities and certificates of deposit. At February 28, 2026, the majority of our holdings are rated at or above investment grade.

Income Tax Expense:

We recorded an income tax expense of $461,000 for fiscal 2026 compared with $261,000 for the prior fiscal year. The increase in income tax expense in fiscal 2026 is due to the current year's increase in income before income taxes offset by the application of available research and development tax credits.

The deferred tax asset decreased approximately $384,000, to $1,142,000 at February 28, 2026 from $1,525,000 at February 28, 2025. Additionally, the deferred tax liability decreased approximately $76,000, to $56,000 at February 28, 2026 from $132,000 at February 28, 2025. The net decrease in the deferred tax asset and liability was approximately $307,000 for fiscal 2026. This decrease is primarily due to the retroactive expensing of research and development expenses that were capitalized for tax purposes, prior to the enactment of the One Big Beautiful Bill Act (the "Act" or "OBBBA") on July 4, 2025.

The Act introduced significant changes to the Internal Revenue Code, including the permanent extension of many provisions of the 2017 Tax Cuts and Jobs Act ("TCJA") and various new tax incentives and adjustments. The financial reporting implications of the Act were recorded in the income tax provision for fiscal 2026, in accordance with ASC 740, Income Taxes.

The OBBBA did not change the statutory U.S. federal tax rate. Accordingly, the OBBBA did not compel us to remeasure our deferred tax assets and liabilities solely because of a rate change. However, the various changes in tax law did impact our current and deferred tax calculations.

The most significant tax provisions impacting us include:

Bonus Depreciation – The Act permanently restores 100% bonus depreciation for qualified property acquired and placed into service after January 19, 2025.

Research and Development ("R&D") Costs – The Act reinstates the ability for entities to immediately expense domestic R&D costs for tax years beginning after December 31, 2024. Certain small businesses may also retroactively expense R&D costs, which were capitalized under the TCJA during the calendar years 2022 – 2024.

In accordance with the Act, for the fiscal year ended February 28, 2026, the Company has expensed the R&D costs incurred for the current calendar year end. Pursuant to the Act, R&D costs amounts previously capitalized and recorded as a deferred tax asset now are eligible to be expensed in full verses being amortized periodically over a five year term. Any prior year R&D amounts capitalized and not utilized in the current year will be carried over as a deferred tax asset. Some states have decoupled from the federal tax provisions of the Act and continue to follow the prior tax laws per the 2017 Tax Cuts and Jobs Act for capitalizing and amortizing R&D costs. The expensing of these costs is subject to taxable income limitations.

Net Income:

Net income increased $533,000 or 42%, to $1,806,000 for fiscal 2026 compared with $1,273,000 for the prior fiscal year. The increase in net income in fiscal 2026 is a result of an increase in gross profit offset by a slight increase in operating expenses and partially offset by an increase in income tax expense.

Liquidity and Capital Resources

Working Capital – Our working capital increased $2,735,000 to $16,236,000 at February 28, 2026 from $13,501,000 at February 28, 2025. The increase in working capital was primarily the result of the current year's net income and non-cash charges partially offset by purchases of equipment and redemptions of the Company's stock.

We aggregate cash and cash equivalents and marketable securities in managing our balance sheet and liquidity. For purposes of the following analysis, the total is referred to as "Cash." At February 28, 2026 and February 28, 2025, our working capital included:

	February 28, 2026	February 28, 2025	Cash Increase
Cash and cash equivalents	$ 7,339,000	$ 5,202,000	$2,137,000
Marketable securities	7,470,000	6,728,000	742,000
Total	$14,809,000	$11,930,000	$2,879,000

The following table summarizes the accounts and the major reasons for the $2,879,000 increase in "Cash":

	Impact on Cash	Reason
Net income, after adjustments to reconcile to net cash	$ 3,196,000	To reconcile increase in cash.
Accounts receivable increase	(1,003,000)	Decrease due to timing of receipts.
Inventories decrease	454,000	Decrease due to strong shipments in the fourth quarter of fiscal 2026.
Customer deposits increase	657,000	Received for new orders.
Accounts payable	179,000	Timing of disbursements.
Accrued expenses	509,000	Timing of disbursements.
Prepaid and Other Assets increase	(507,000)	Increase in prepaid expenses.
Income taxes payable decrease	(241,000)	Timing of disbursements.
Equipment purchases	(224,000)	Equipment and facilities upgrade.
Proceeds from exercise of stock options	10,000	Received from exercise of stock options.
Treasury stock purchase	(151,000)	Purchase of treasury stock.
Net increase in cash	$ 2,879,000	

During fiscal 2026 the net increase in our marketable securities was $742,000. This increase is included in the net increase in cash in the table above.

Stockholders' Equity – Stockholders' Equity increased $1,982,000 from $17,792,000 at February 28, 2025 to $19,774,000 at February 28, 2026. The increase is a result of the current year's net income of $1,806,000, proceeds from exercise of stock options of $11,000, and $317,000 in additional equity related to stock-based compensation awards. These increases were partially offset by treasury stock purchases of $151,000. The details of stock-based compensation awards are explained in Note 4 in our financial statements.

During fiscal 2025 and fiscal 2026, we acquired a total of 44,091 shares of our common stock pursuant to a Stock Repurchase Plan which terminated in January 2026. Such shares were held as treasury stock until February 2026 when they were canceled, becoming authorized but unissued.

Operating Activities – We generated $3,246,000 of cash in our operating activities in fiscal 2026 compared with generating $525,000 in fiscal 2025, an increase of $2,721,000. The increase in cash generated by operating activities was the result of increases in accounts payable, accrued expenses, an increase in customer deposits and a decrease in inventories. These sources of cash were partially offset by an increase in accounts receivable, an increase in prepaid expenses and an increase in income taxes payable.

In fiscal 2026, our accounts receivable increased $1,003,000 when compared to the prior year. The increase in accounts receivable is primarily due to a large number of sales occurring in the fourth quarter of fiscal 2026.

In fiscal 2026, customer deposit balances increased $657,000 when compared to the prior year. The increase in customer deposits is primarily due to a large number of shipments occurring in the fourth quarter of fiscal 2026.

Investing Activities – In fiscal 2026, our investing activities used $968,000 of cash compared with providing $2,550,000 in fiscal 2025. Capital spending in fiscal 2026 was $225,000 for the purchase or manufacture of equipment, furnishings and leasehold improvements. This compares with $469,000 for the prior year period.

In fiscal 2026, we used $743,000 of cash for the purchase of marketable securities compared with $3,019,000 being generated in fiscal 2025.

Bank Credit Facilities:

We currently have a revolving credit line of $1,500,000 and a $750,000 equipment purchase facility, both of which are with a bank. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving line of credit is payable on demand and must be retired for a 30-day period, once annually. As of February 28, 2026, there were no outstanding borrowings under the line of credit.

Backlog

At the end of fiscal year 2026, our total backlog amounted to $9,117,000, comprised of $8,968,000 in equipment backlog and $149,000 in services-related backlog.

Off - Balance Sheet Arrangements

We do not have any Off - Balance Sheet Arrangements as of February 28, 2026.

Critical Accounting Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Management's estimates and judgements are continually evaluated and are based on historical experience and expectations regarding future events that are believed to be reasonable under the specific circumstances.

Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties and may potentially result in materially different results under different assumptions and conditions.

Accounting for Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Based on management's estimate, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Management evaluates the valuation allowance based on current estimates and historical experience. We use a recognition threshold and a measurement attribute for financial statement recognition and measurement tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

As of February 28, 2026 and February 28, 2025, there were no uncertain tax provisions.

On July 4, 2025, the One Big Beautiful Bill Act (the "Act" or "OBBBA") was signed into law. The Act introduces significant changes to the Internal Revenue Code, including the permanent extension of many provisions of the 2017 Tax Cuts and Jobs Act ("TCJA") and various new tax incentives and adjustments. The financial reporting implications of the Act were recorded in the income tax provision for the quarter and year to date periods ended November 30, 2025, in accordance with ASC 740, Income Taxes.

The OBBBA did not change the statutory U.S. federal tax rate. Accordingly, the OBBBA did not compel the Company to remeasure its deferred tax assets and liabilities solely because of a rate change. However, the various changes in tax law did impact the Company's current and deferred tax calculations.

The most significant tax provisions impacting the Company include:

Bonus Depreciation – The Act permanently restores 100% bonus depreciation for qualified property acquired and placed into service after January 19, 2025.

Research and Development Costs – The Act reinstates the ability for entities to immediately expense domestic research and development costs for tax years beginning after December 31, 2024. Certain small businesses may also retroactively expense research and development costs, which were capitalized under the TCJA during the calendar years 2022 – 2024.

In accordance with the Act, for the fiscal year ended February 28, 2026, the Company has expensed the R&D costs incurred for the current calendar year end. Pursuant to the Act, R&D costs amounts previously capitalized and recorded as a deferred tax asset now are eligible to be expensed in full verses being amortized periodically over a five year term. Any prior year R&D amounts capitalized and not utilized in the current year will be carried over as a deferred tax asset. Some states have decoupled from the federal tax provisions of the Act and continue to follow the prior tax laws per the 2017 Tax Cuts and Jobs Act for capitalizing and amortizing R&D costs. The expensing of these costs is subject to taxable income limitations.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services.

Judgement is required when determining at what point in time control of the Company's manufactured equipment is transferred to its customers. Management's judgement is based on each customer contract and the transfer of control of the equipment to the customer. The sales revenue to be recorded is based on each contract.

Impact of New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

Other than ASU 2023-09 discussed above, accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncements is not expected to have a material impact on the financial statements of the Company.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Sono-Tek Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sono-Tek Corporation (the "Company") as of February 28, 2026 and 2025, the related consolidated statements of income, stockholders' equity and cash flows for the years ended February 28, 2026 and 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2026 and 2025, and the results of its operations and its cash flows for the years ended February 28, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2020 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Morristown, NJ
May 28, 2026

CONSOLIDATED BALANCE SHEETS

	February 28, 2026	February 28, 2025
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,339,403	$ 5,202,361
Marketable securities	7,469,649	6,727,678
Accounts receivable (less allowance for credit losses of $12,225, respectively)	3,350,953	2,347,764
Inventories	3,923,350	4,474,401
Prepaid expenses and other current assets	743,295	236,261
Total current assets	22,826,650	18,988,465
Land	250,000	250,000
Buildings, equipment, furnishings and leasehold improvements, net	2,173,443	2,610,600
Intangible assets, net	29,791	37,386
Deferred tax asset	1,141,611	1,525,185
TOTAL ASSETS	$ 26,421,495	$ 23,411,636
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,038,885	$ 859,483
Accrued expenses	2,227,401	1,718,574
Customer deposits	3,069,743	2,413,195
Income taxes payable	255,398	496,055
Total current liabilities	6,591,427	5,487,307
Deferred tax liability	55,909	132,134
Total Liabilities	6,647,336	5,619,441
Commitments and Contingencies (Note 13)		
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized, 15,710,389 issued and outstanding as of February 28, 2026, and 15,751,153 issued and 15,749,037 outstanding as of February 29, 2025	157,104	157,512
Additional paid-in capital	10,186,858	10,018,034
Accumulated earnings	9,430,197	7,624,516
Treasury stock, at cost, 2,116 shares as of February 28, 2025	—	(7,867)
Total stockholders' equity	19,774,159	17,792,195
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,421,495	$ 23,411,636

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended	
	February 28, 2026	February 28, 2025
Net Sales	$ 20,909,315	$ 20,504,381
Cost of Goods Sold	10,349,373	10,765,362
Gross Profit	10,559,942	9,739,019
Operating Expenses		
Research and product development	2,553,898	2,724,482
Marketing and selling	3,525,239	3,677,915
General and administrative	2,655,836	2,326,582
Total Operating Expenses	8,734,973	8,728,979
Operating Income	1,824,969	1,010,040
Other Income:		
Interest and dividend income	443,588	488,504
Net unrealized (loss) gain on marketable securities	(1,498)	35,548
Income before Income Taxes	2,267,059	1,534,092
Income Tax Expense	461,378	260,678
Net Income	$ 1,805,681	$ 1,273,414
Basic Earnings Per Share	$ 0.11	$ 0.08
Diluted Earnings Per Share	$ 0.11	$ 0.08
Weighted Average Shares – Basic	15,718,796	15,750,997
Weighted Average Shares – Diluted	15,733,825	15,770,102

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED FEBRUARY 28, 2026 AND FEBRUARY 28, 2025

	Common Stock Par Value $.01		Additional Paid – In Capital	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
Balance - February 29, 2024	15,750,880	$157,509	$ 9,770,387	$6,351,102	—	16,278,998
Stock-based compensation expense			247,650			247,650
Cashless exercise of stock options	273	3	(3)			—
Treasury stock purchased					(7,867)	(7,867)
Net Income				1,273,414	—	1,273,414
Balance - February 28, 2025	15,751,153	$157,512	$10,018,034	$7,624,516	(7,867)	$17,792,195
Stock-based compensation expense			316,792			316,792
Proceeds from exercise of stock options	3,327	33	10,580			10,613
Treasury stock purchased					(151,122)	(151,122)
Treasury stock retired	(44,091)	(441)	(158,548)		158,989	—
Net Income				1,805,681		1,805,681
Balance - February 28, 2026	15,710,389	$157,104	$10,186,858	$9,430,197	—	$19,774,159

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended	
	February 28, 2026	February 28, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 1,805,681	$ 1,273,414
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	669,311	700,535
Stock-based compensation expense	316,792	247,650
Inventory write-off	97,165	81,389
Unrealized loss/(gain) on marketable securities	1,498	(35,548)
Deferred income tax benefit, net	307,348	(366,608)
(Increase) Decrease in:		
Accounts receivable	(1,003,189)	(877,053)
Inventories	453,886	666,189
Prepaid expenses and other assets	(507,034)	(28,523)
(Decrease) Increase in:		
Accounts payable	179,402	(190,259)
Accrued expenses	508,827	(20,904)
Customer deposits	656,548	(1,006,511)
Income taxes payable	(240,657)	81,248
Net Cash Provided by Operating Activities	3,245,578	525,019
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(224,558)	(468,798)
Sale of marketable securities	3,045,439	17,668,060
Purchase of marketable securities	(3,788,908)	(14,648,839)
Net Cash (Used in)/Provided by Investing Activities	(968,027)	2,550,423
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from exercise of stock options	10,613	—
Purchase of treasury stock	(151,122)	(7,867)
Net Cash (Used in) Financing Activities	(140,509)	(7,867)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	2,137,042	3,067,575
CASH AND CASH EQUIVALENTS:		
Beginning of year	5,202,361	2,134,786
End of year	$ 7,339,403	$ 5,202,361
Supplemental Cash Flow Disclosure:		
Interest Paid	$ —	$ —
Income Taxes Paid	$ 569,630	$ 547,644

See accompanying notes to consolidated financial statements.

NOTE 1: BUSINESS DESCRIPTION

Sono-Tek Corporation (the "Company", "Sono-Tek", "We" or "Our") was incorporated in New York on March 21, 1975. We are the world leader in the design and manufacture of ultrasonic coating systems for applying precise, thin film coatings to add functional properties, protect or strengthen surfaces on parts and components for the microelectronics/electronics, alternative energy, medical, industrial and emerging research & development/other markets. We design and manufacture custom-engineered ultrasonic coating systems incorporating our patented technology, in combination with strong applications engineering knowledge, to assist our customers in achieving their desired coating solutions.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expenses for fiscal 2026 and fiscal 2025 were $445,000 and $438,000, respectively.

Accounts Receivable, net - In the normal course of business, the Company extends credit to customers. Accounts receivable, less an allowance for credit losses, reflect the net realizable value of receivables and approximate fair value. The Company maintains an allowance for credit losses at an amount estimated to be sufficient to cover the risk of collecting less than full payment of financial assets measured at amortized cost, including receivables. The Company estimates expected credit losses based on historical experience, current conditions, and reasonable and supportable forecasts. The Company considers factors such as customer-specific risk characteristics, aging, historical write-off trends, and other relevant economic and environmental conditions in developing the estimate. The Company estimates losses on receivables based on expected losses, including its historical experience of actual losses. Receivables are written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. At each balance sheet date, the Company evaluates its receivables and will assess the allowance for credit losses based on historical write-off trends. After all reasonable attempts to collect an account receivable have failed, the amount of the receivable is written off against the allowance. As of February 28, 2026 and 2025, the Company's allowance for credit losses was $12,225.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less. At February 28, 2026, the Company had $5,238,000 of cash in excess of the FDIC insured limit.

Consolidation - The accompanying consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Industrial Park, LLC ("SIP") in conformity with generally accepted accounting principles in the United States ("GAAP"). SIP operates as a real estate holding company for the Company's real estate operations. All intercompany accounts and transactions have been eliminated in consolidation.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock under the treasury stock method.

Equipment, Furnishings and Leasehold Improvements - Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Fair Value of Financial Instruments - The Company applies Accounting Standards Codification ("ASC") 820, Fair Value Measurement ("ASC 820"), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company's principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity's own assumptions based on market data and the entity's judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts of financial instruments reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair values of financial assets of the Company were determined using the following categories at February 28, 2026 and February 28, 2025, respectively:

	Level 1	Level 2	Level 3	Total
Marketable Securities – February 28, 2026	$ 7,359,354	$ 110,295	$ —	$ 7,469,649
Marketable Securities – February 28, 2025	$ 6,135,914	$ 591,764	$ —	$ 6,727,678

Marketable Securities include certificates of deposit and US Treasury securities, totaling $7,469,649 and $6,727,678 that are considered to be highly liquid and easily tradeable as of February 28, 2026 and February 28, 2025, respectively. US Treasury securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 and certificates of deposit are classified as Level 2 within the Company's fair value hierarchy. The Company's marketable securities are considered to be trading securities as defined under ASC 320 "Investments – Debt and Equity Securities."

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company uses a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. As of February 28, 2026 and February 28, 2025, there were no uncertain tax positions.

On July 4, 2025, the One Big Beautiful Bill Act (the "Act" or "OBBBA") was signed into law. The Act introduces significant changes to the Internal Revenue Code, including the permanent extension of many provisions of the 2017 Tax Cuts and Jobs Act ("TCJA") and various new tax incentives and adjustments. The financial reporting implications of the Act were recorded in the income tax provision for the year ended February 28, 2026, in accordance with ASC 740, Income Taxes.

The OBBBA did not change the statutory U.S. federal tax rate. Accordingly, the OBBBA did not compel the Company to remeasure its deferred tax assets and liabilities solely because of a rate change. However, the various changes in tax law did impact the Company's current and deferred tax calculations.

The most significant tax provisions impacting the Company include:

Bonus Depreciation – The Act permanently restores 100% bonus depreciation for qualified property acquired and placed into service after January 19, 2025.

Research and Development ("R&D") Costs – The Act reinstates the ability for entities to immediately expense domestic R&D costs for tax years beginning after December 31, 2024. Certain small businesses may also retroactively expense R&D costs, which were capitalized under the TCJA during the calendar years 2022 – 2024. In accordance with the Act, for the fiscal year ended February 28, 2026, the Company has expensed the R&D costs incurred for the current calendar year end. Pursuant to the Act, R&D costs amounts previously capitalized and recorded as a deferred tax asset now are eligible to be expensed in full verses being amortized periodically over a five year term. Any prior year R&D amounts capitalized and not utilized in the current year will be carried over as a deferred tax asset. Some states have decoupled from the federal tax provisions of the Act and continue to follow the prior tax laws per the 2017 Tax Cuts and Jobs Act for capitalizing and amortizing R&D costs. The expensing of these costs is subject to taxable income limitations.

Intangible Assets - Include costs of patent applications which are deferred and charged to operations over seventeen 17 years for domestic patents and twelve 12 years for foreign patents, which is considered the useful life. Amortization expense for the years ended February 28, 2026 and February 28, 2025 was $7,595 and $10,180, respectively. The accumulated amortization of patents is $230,636 and $223,041 at February 28, 2026 and February 28, 2025, respectively. The annual amortization expense of such intangible assets is expected to be approximately $8,000 per year for the next four years.

Inventories - Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Management compares the cost of inventory with the net realizable value and, if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventory is reviewed for potential write-down for estimated obsolescence or unmarketable inventory based upon forecasts for future demand and market conditions.

Land and Buildings - Land and buildings are stated at cost. Buildings are being depreciated by use of the straight-line method based on an estimated useful life of forty years.

At February 28, 2026 and February 28, 2025, the Company had Land, stated at cost of $250,000.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment losses were identified or recorded for the years ended February 28, 2026 and February 28, 2025 on the Company's long-lived assets.

Management Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements – In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This ASU requires greater disaggregation of information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU applies to all entities subject to income taxes and is intended to help investors better understand an entity's exposure to potential changes in jurisdictional tax legislation and assess income tax information that affects cash flow forecasts and capital allocation decisions. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. This ASU should be applied on a prospective basis although retrospective application is permitted. The Company has adopted this ASU on a retrospective basis, and the standard did not have a material impact on the Company's consolidated financial statements and related disclosures. See Note: 9: Income Taxes, for the Company's income tax disclosures.

Recent Accounting Pronouncements Not Yet Adopted - In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

Product Warranty - Expected future product warranty expense is recorded when revenue is recognized for product sales.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred.

During fiscal 2026 and fiscal 2025, the Company spent approximately $2,554,000 and $2,724,000, respectively, on research and development activities related to new products and services and the ongoing improvement of existing products and services.

Revenue Recognition - The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Stock-Based Compensation - The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk-free interest rate; volatility; and expected lives of the awards. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

ASC 718 requires the recognition of the fair value of stock compensation expense to be recognized over the vesting term of such award. The Company accounts for forfeitures as they occur.

NOTE 3: REVENUE RECOGNITION

The Company's sales revenue is derived primarily from short term contracts with customers, which, on average, are in effect for less than twelve months. Sales revenue from manufactured equipment transferred at a single point in time accounts for a majority of the Company's revenue.

Sales revenue is recognized when control of the Company's manufactured equipment is transferred to its customers in an amount that reflects the consideration the Company expects to receive based upon the agreed transaction price. The Company's performance obligations are satisfied when its customers take control of the purchased equipment, in accordance with the contract terms. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a transaction is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment, nor does it grant price adjustments after a sale is complete.

The Company does not capitalize any sales commission costs related to the acquisition of a contract. All commissions related to a performance obligation that are satisfied at a point in time are expensed when the customer takes control of the purchased equipment and revenue is recognized.

The Company applies the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one-year or less. The Company requires cash deposits when an order is placed and subsequent cash deposits before a customer's equipment is shipped. At the time of shipment, the Company will extend credit terms to its customers. The credit terms do not contain a significant financing component (credit terms over more than one year).

At February 28, 2026, the Company had received $3,070,000 in customer deposits, representing contract liabilities.

At February 28, 2025, the Company had received $2,413,000 in customer deposits, representing contract liabilities, and had issued Letters of Credit in the amount of $106,000 to secure these customer deposits. At February 28, 2025, the Company was utilizing $106,000 of its available credit line to collateralize these letters of credit.

At February 29, 2024, the Company had received $3,420,000 in cash deposits, representing contract liabilities.

The Company's sales revenue, by product line is as follows:

	Twelve Months Ended			
	February 28, 2026	% of total	February 28, 2025	% of total
Fluxing Systems	$ 713,000	3%	$ 467,000	2%
In-Line Coating Systems	7,070,000	34%	3,703,000	18%
Multi-Axis Coating Systems	8,055,000	39%	10,678,000	52%
OEM Systems	1,210,000	6%	1,484,000	7%
Other	3,861,000	18%	4,172,000	21%
TOTAL	$20,909,000		$20,504,000	

NOTE 4: STOCK-BASED COMPENSATION

Stock Options – In May 2023, the Company's Board of Directors authorized the creation of the 2023 Stock Incentive Plan (the "2023 Plan") pursuant to which the Company may grant up to 2,500,000 options or shares to officers, directors, employees and consultants of the Company and its subsidiaries. The Company's shareholders approved the adoption of the 2023 Plan in August 2023. The 2023 Plan replaced the 2013 Stock Incentive Plan (the "2013 Plan") under which no additional options or shares could be granted after June 2023. There are currently 395,201 and 195,810 options outstanding, respectively, under the 2023 Plan and the 2013 Plan.

During fiscal 2026, the Company granted options to acquire 154,328 shares to employees exercisable at prices ranging from $3.25 to $3.77 and options to acquire 35,088 shares to the non-employee members of the board of directors with an exercise price of $3.25. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2026 had a combined weighted average grant date fair value of $3.26 per share.

During fiscal 2025, the Company granted options to acquire 134,656 shares to employees exercisable at prices ranging from $4.12 to $4.87 and options to acquire 26,667 shares to the non-employee members of the board of directors with an exercise price of $4.12. The options granted to employees and directors vest over three years and expire in ten years. The options granted by the Company during fiscal 2025 had a combined weighted average grant date fair value of $4.13 per share.

A summary of the activity for both plans, for fiscal 2026 and fiscal 2025 is as follows:

	Stock Options		Weighted Average		
			Exercise Price $		Remaining
	Outstanding	Exercisable	Outstanding	Exercisable	Term - Years
Balance - February 29, 2024	295,542	181,376	$ 4.99	$ 4.89	8.04
Granted	161,323		4.13		
Exercised	(1,209)		(3.19)		
Cancelled	(27,657)		(5.49)		
Balance - February 28, 2025	427,999	226,913	$ 4.64	$ 4.90	7.93
Granted	189,416		$ 3.26		
Exercised	(3,327)		(3.19)		
Cancelled	(23,077)		(4.24)		
Balance - February 28, 2026	591,011	305,278	$ 4.22	$ 4.81	7.75

The aggregate intrinsic value of the Company's vested and exercisable options at February 28, 2026 was $298,766.

For the years ended February 28, 2026 and February 28, 2025, the Company recognized $317,000 and $248,000 in stock-based compensation expense, respectively. Such amounts are included in general and administrative expenses on the consolidated statements of income. Total compensation expense related to non-vested options not yet recognized as of February 28, 2026 was $448,000 and will be recognized over the next three years based on vesting date. The amount of future stock option compensation expense could be affected by any future option grants or by any forfeitures. During the year ended February 28, 2026, the Company had net settlement exercises of stock options, whereby, the optionee did not pay cash for the options but instead received the number of shares equal to the difference between the exercise price and the market price on the date of exercise. Cashless exercises during the years ended February 28, 2026 and 2025 resulted in 0 and 273 shares of common stock issued, respectively.

Determining the appropriate fair value of the stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and the expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

The expected term of the options is estimated based on the Company's historical exercise rate. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses its expected volatility of the price of the Company's common stock based on historical activity. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

	Fiscal Year Ended	
	February 28, 2026	February 28, 2025
Expected life	5 - 8 years	5 - 8 years
Risk free interest rate	3.81% - 4.32%	3.64% - 4.39%
Expected volatility	54.49% - 56.95%	55.19% - 60.34%
Expected dividend yield	0%	0%

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 28, 2026	February 28, 2025
Raw materials and subassemblies	$ 1,931,294	$ 2,322,821
Finished goods	932,866	1,012,600
Work in process	1,059,190	1,138,980
Total	$ 3,923,350	$ 4,474,401

The Company maintains an allowance for slow-moving inventory for raw materials and finished goods. The recorded allowances at February 28, 2026 and February 28, 2025, were $445,294 and $398,165, respectively.

The Company maintains a valuation allowance for slow moving inventory for raw materials and finished goods. The valuation allowance creates a new cost basis for the slow-moving inventory, and the new cost basis is not subsequently marked up through a reduction in the valuation allowance based on any changes in the underlying facts and circumstances. When the valuation allowance is initially recorded, the increase to the allowance is recognized as an increase in cost of sales. The valuation allowance is only reduced if or when the underlying reserved inventory is sold or destroyed, at which time the recognized cost of sales would include the adjusted cost basis of the reserved inventory. During the years ended February 28, 2026 and 2025, the Company recorded approximately $97,000 and $81,000, respectively, in additional allowances for slow moving inventory.

NOTE 6: BUILDINGS, EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Buildings, equipment, furnishings and leasehold improvements consist of the following:

	February 28, 2026	February 28, 2025
Buildings	$ 2,250,000	$ 2,250,000
Laboratory equipment	1,860,306	1,843,945
Machinery and equipment	1,951,118	1,921,722
Leasehold improvements	1,105,132	1,048,328
Tradeshow and demonstration equipment	1,249,850	1,249,850
Furniture and fixtures	1,967,339	1,877,548
	10,383,745	10,191,393
Less: Accumulated depreciation	(8,210,302)	(7,580,793)
	$ 2,173,443	$ 2,610,600

Depreciation expense for the years ended February 28, 2026 and February 28, 2025 was $661,716 and $690,354, respectively.

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 28, 2026	February 28, 2025
Accrued compensation	$ 651,967	$ 565,354
Estimated warranty costs	658,150	578,425
Estimated installation costs	319,000	81,000
Accrued sales tax	30,164	15,000
Accrued commissions	128,908	147,459
Professional fees	151,521	94,521
Other accrued expenses	287,691	236,815
Total accrued expenses	$ 2,227,401	$ 1,718,574

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $1,500,000 revolving line of credit at prime which was 6.750% at February 28, 2026 and 7.50% at February 28, 2025. The revolving credit line is collateralized by the Company's accounts receivable and inventory. The revolving credit line is payable on demand and must be retired for a 30-day period, once annually. If the Company fails to perform the 30-day annual pay down or if the bank elects to terminate the credit line, the bank may, at its option, convert the outstanding balance to a 36-month term note with payments including interest in 36 equal installments.

As of February 28, 2026, $0 of the Company's credit line was being utilized to collateralize Letters of Credit issued to customers that have remitted cash deposits to the Company on existing orders. As of February 28, 2026, there were no outstanding borrowings under the line of credit, and the unused portion of the credit line was $1,500,000.

As of February 28, 2025, $106,000 of the Company's credit line was being utilized to collateralize Letters of Credit issued to customers that have remitted cash deposits to the Company on existing orders. The Letters of Credit expired in June 2025. As of February 28, 2025, there were no outstanding borrowings under the line of credit, and the unused portion of the credit line was $1,394,000.

NOTE 9: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 21% to pre-tax income as follows:

	Twelve Months Ended			
	February 28, 2026	% of total	February 28, 2025	% of total
Expected federal income tax	$ 476,082	21%	$ 322,159	21%
State tax, net of federal	56,906	2.5%	30,884	2%
Research and development tax credits	(144,164)	(6.9%)	(151,529)	(10%)
Permanent differences:				
Non-Deductible equity-based compensation	66,526	3%	52,007	3%
Other	6,028	0.3%	$ 7,157	0.04%
Income tax expense	$ 461,378	20%	260,678	17%

The Company files state and local income tax returns in more than twenty state and local jurisdictions. One state, California, makes up the majority of the state taxes due. In fiscal 2026 and fiscal 2025, California state taxes were approximately $28,000 and $17,000, respectively. All other state taxes are significantly less.

Components of the current and deferred tax expense are as follows:

	February 28, 2026	February 28, 2025
Current:		
Federal	$ 112,987	$ 548,743
State	40,094	78,543
Total current income tax	153,081	627,286
Deferred:		
Federal	306,467	(318,949)
State	1,830	(47,659)
Total deferred income tax	308,297	(366,608)
Income tax expense	$ 461,378	$ 260,678

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has Massachusetts research and development tax credits that have been fully reserved as management does not foresee utilizing such tax credits in the foreseeable future. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and projections for future taxable income over periods in which the deferred tax assets are deductible. Management believes it is more likely than not that the Company will realize the benefits of its other deferred tax assets.

The Company had no uncertain tax positions in 2026. There are no interest and penalties related to uncertain tax positions in 2026. As of February 28, 2026, open years related to the federal and state jurisdictions are 2025, 2024 and 2023.

The deferred tax asset and liability are comprised of the following:

	February 28, 2026	February 28, 2025
Deferred tax asset		
Allowance for inventory	$ 107,000	$ 92,000
Allowance for accounts receivable	3,000	3,000
Capitalized R&D expenses – IRC Section 174	633,000	1,277,000
Accrued expenses and other	255,000	154,000
Research & Development tax credits	144,000	—
Research & Development tax credits – Massachusetts	498,000	383,000
Sub-total deferred tax asset	1,640,000	1,909,000
Less valuation allowance – Massachusetts R&D tax credits	(498,000)	(383,000)
Deferred tax asset – Long Term	$ 1,142,000	$ 1,526,000
Deferred tax liability		
Building and leasehold depreciation	(56,000)	(132,000)
Deferred tax liability – Long Term	$ (56,000)	$ (132,000)

The following table presents income taxes paid (net of funds received), disaggregated by jurisdiction:

	February 28, 2026	February 28, 2025
Federal	$ 500,000	266,862
State – California	32,000	46,500
State – Others	37,630	57,792
Foreign	—	—
Total Income Taxes Paid	$ 569,630	$ 371,154

NOTE 10: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 28, 2026	February 28, 2025
Numerator for basic and diluted earnings per share	$ 1,805,681	$ 1,273,414
Denominator for basic earnings per share - weighted average	15,718,796	15,750,997
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	15,029	19,105
Denominator for diluted earnings per share	15,733,825	15,770,102
Basic Earnings Per Share – Weighted Average	$ 0.11	$ 0.08
Diluted Earnings Per Share – Weighted Average	$ 0.11	$ 0.08

At February 28, 2026, the total number of stock options excluded from the computation of diluted income per share because the effect of inclusion would have been anti-dilutive is 342,074.

NOTE 11: CUSTOMER CONCENTRATIONS AND FOREIGN SALES

Export sales to customers located outside the United States and Canada were approximately as follows:

	February 28, 2026	February 28, 2025
Asia Pacific (APAC)	2,630,000	2,758,000
Europe, Middle East, Africa (EMEA)	3,742,000	4,431,000
Latin America	591,000	809,000
	$ 6,963,000	$ 7,998,000

During fiscal 2026 and fiscal 2025, sales to foreign customers accounted for approximately $6,963,000 and $7,998,000, or 33% and 39% respectively, of total revenues.

For the fiscal year ended February 28, 2026, one customer accounted for 28% of the Company's revenues. Three customers accounted for 61% of the outstanding accounts receivables February 28, 2026.

For the fiscal year ended February 28, 2025, one customer accounted for 11% of the Company's revenues. Two customers accounted for 25% of the outstanding accounts receivables February 28, 2025.

NOTE 12: SEGMENT DATA

The Company operates in one segment. The chief operating decision maker, who is responsible for allocating resources and assessing performance, has been identified as the Chief Executive Officer (the "CODM"). The CODM assesses the financial performance of the Company and decides how to allocate resources based on operating income.

The following table presents our segment data (rounded to the nearest thousand):

	February 28, 2026	February 28, 2025
Net Sales	$20,909,000	$20,504,000
Direct Cost of Goods Sold		
Materials & Freight	7,915,000	8,126,000
Production Labor	428,000	817,000
Depreciation	206,000	243,000
Other	453,000	402,000
	9,002,000	9,588,000
Service Department		
Salaries	539,000	560,000
Travel	162,000	218,000
Outside Installations	242,000	42,000
Warranty Costs	132,000	121,000
Other	272,000	236,000
	1,347,000	1,177,000
Total Cost of Goods & Service	10,349,000	10,765,000
Gross Profit	10,560,000	9,739,000
Research & Product Development		
Salaries	1,851,000	1,879,000
Insurance	131,000	167,000
Depreciation	221,000	231,000
R & D Materials	168,000	233,000
Other	183,000	214,000
	2,554,000	2,724,000
Marketing and Selling		
Salaries	1,789,000	1,809,000
Commissions	635,000	767,000
Insurance	214,000	196,000
Travel & Entertainment	123,000	157,000
Advertising / Trade Show	445,000	438,000
Depreciation	103,000	87,000
Other	216,000	224,000
	3,525,000	3,678,000
General and Administrative		
Salaries and Wages	1,137,000	1,051,000
Insurance	194,000	183,000
Depreciation and Amortization	73,000	76,000
Professional Fees	375,000	384,000
Corporate Expenses	435,000	361,000
Stock Based Compensation	317,000	248,000
Misc. Other	126,000	24,000
	2,657,000	2,327,000
Total Operating Expenses	8,736,000	8,729,000
Operating Income	1,824,000	1,010,000
Interest Income & Unrealized Gain	443,000	524,000
Income Before Taxes	2,267,000	1,534,000
Income Tax Expense	461,000	261,000
Net Income	$ 1,806,000	$ 1,273,000

NOTE 13: COMMITMENTS AND CONTINGENCIES

The Company did not have any material commitments or contingencies as of February 28, 2026.

The Company is subject, from time to time, to claims by third parties under various legal disputes. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company's liquidity, financial condition, and cash flows. As of February 28, 2026, the Company did not have any pending legal actions.



Batch coating of small parts such as specialty bolts using multiple rotation modules enables small area coatings of critical parts with high volume throughput.



Compatibility with automated wafer processing tools promotes adoption of ultrasonic spray coating for high volume semiconductor manufacturing.



Shareholder Information

Corporate Headquarters
Sono-Tek Corporation
Sono-Tek Industrial Park
2012 Route 9W
Milton, NY 12547 USA
845-795-2020
www.sono-tek.com

2026 Annual Meeting
The Annual Meeting of
Shareholders will be held at
10:00AM ET on August 20, 2026
at Sono-Tek Corporation
headquarters.

Investor Relations
Investors, stockbrokers, security
analysts and others seeking
information should contact:

Stephen J. Bagley, CPA
Chief Financial Officer
Sono-Tek Corporation
info@sono-tek.com

PCG Advisory, Inc.
Kirin Smith
ksmith@pcgadvisory.com

Transfer Agent
For services such as reporting a
change of address, replacement
of lost stock certificates and
changes in registered ownership,
or for inquiries about your account,
contact:

Equiniti Trust Company, LLC
28 Liberty Street
New York, NY 10005
www.equiniti.com

Corporate Counsel
Eilenberg & Krause LLP
6 East 43rd Street, 26th Floor
New York, NY 10017

Independent Accountants
CBIZ CPAs P.C.
340 Mount Kemble Avenue,
Suite 210N
Morristown, NJ 07960

Executive Leadership
Dr. Christopher L. Coccio
Executive Chairman of the Board

R. Stephen Harshbarger
CEO & President

Stephen J. Bagley, CPA
Chief Financial Officer

Chris Cichetti
COO

Maria Kuha
*Vice President, Manufacturing
Operations, Procurement &
Logistics*

Board of Directors
Dr. Christopher L. Coccio
Executive Chairman of the Board

R. Stephen Harshbarger
CEO & President

Dr. Joseph Riemer [3*]
*Consultant, Retired President and
Vice President, Food Business
Development, Sono-Tek Corporation*

Kirk Warshaw [1]
*Executive Chairman of Bogue
Machine Company, and Chief
Executive Officer and Chief Financial
Officer of UAV Turbines (UAVT)*

Carol O'Donnell [1, 2*, 3]
*Chief Executive Officer of Protégé
Partners, LLC*

Eric Haskell, CPA [1*, 2]
*Retired, Executive Vice President
and Chief Financial Officer, SunCom
Wireless Holdings, Inc.*

Dr. Adeniyi Lawal [2]
*Chairman of the Chemical
Engineering and Material Sciences
Department, Stevens Institute of
Technology*

1 Audit Committee
2 Compensation Committee
3 Nominations Committee
* Committee Chairman

SONO•TEK Corporation

NASDAQ: SOTK
2012 Route 9W
Milton, New York 12547
www.sono-tek.com
Email: info@sono-tek.com

*Critical life-saving
medical device coatings
for cardiac stents, balloon catheters
and other implantable devices are applied using
Sono-Tek MediCoat precision ultrasonic coating systems.*